Mail Stop 3720

June 26, 2007

Via U.S. Mail and Fax
Sue Yeung
Chief Financial Officer
Asia Satellite Telecommunications Holdings Ltd.
17th Floor, The Lee Gardens
33 Hysan Avenue, Causeway Bay
Hong Kong K3 00000

      RE: **Form 20-F for the fiscal year ended December 31, 2005**
                  Filed June 19, 2006
                  File No. 001-14396

Dear Ms. Yeung:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director